                                                                       Exhibit 1

FOR FURTHER INFORMATION CONTACT

ISRAEL:                                          UNITED STATES:
Maya Lustig                                      Jeff Corbin/Lee Roth
Investor Relations & Public Relations Manager    KCSA Worldwide
Lipman Electronic Engineering Ltd.               800 Second Ave.
11 Haamal Street, Park Afek                      New York, NY 10017
Rosh Haayin 48092, Israel                        (212) 896-1214/(212) 896-1209
972-3-902-8603                                   jcorbin@kcsa.com/lroth@kcsa.com
maya_l@lipman.co.il

      LIPMAN ELECTRONIC ENGINEERING LTD. REPORTS FIRST QUARTER 2005 RESULTS

                           Revenues of $54.2 Million;

             Net Income of $5.3 Million, or $0.19 Per Diluted Share;

  Excluding Stock-Based Compensation, Pro Forma Net Income of $6.6 Million, or
                            $0.24 Per Diluted Share;

ROSH HAAYIN, ISRAEL, APRIL 20, 2005 - Lipman Electronic Engineering Ltd.
(Nasdaq, TASE: LPMA), a leading provider of electronic payment systems, today announced financial results for the first quarter ended March 31, 2005.

For the first quarter of 2005, revenues were $54.2 million, an increase of 69%
over revenues of $32.1 million for the first quarter of 2004. Our revenues increased due to the consolidation of Dione's operations, which were acquired in
October 2004, as well as increased sales in Turkey, India, Latin America and the
United States. Net income for the quarter was $5.3 million, or $0.19 per diluted share, compared to $4.8 million, or $0.19 per diluted share, for the comparable period in 2004. There were 27,459,411 diluted shares outstanding in the first quarter of 2005 compared to 25,305,702 diluted shares outstanding in the first quarter of 2004. All share and per share data have been adjusted to reflect a two-for-one stock split effected on June 22, 2004.

Gross profit for the quarter was $22.9 million, or 42.2% of revenues, compared to $15.7 million, or 49.0% of revenues, for the first quarter of 2004. The lower gross margin is due mainly to the consolidation of Dione's results as the gross margin on products sold by Dione are lower then the Company's gross margin prior to the acquisition.

During the first quarter of 2005, the Company had amortization of intangible assets expenses of $873,000, compared to $52,000 of such expenses in the first quarter of 2004. In addition, operating expenses for the first quarter included
$421,000 (equal to approximately $.02 per

share) in legal expenses in connection with patent infringement claims brought against the company, and most of the other major point of sale vendors serving the US market, by Verve, LLC and filed with the US International Trade
Commission. In February 2005, Verve filed a motion to withdraw the complaint and terminate the ITC action without prejudice.

Operating expenses for the three months ended March 31, 2005 also included $1.3 million of non-cash stock-based compensation expenses compared to $1.8 million of similar expenses in the comparable period in 2004. Excluding the effect of stock-based compensation, pro forma net income for the quarter was $6.6 million, or $0.24 per diluted share, compared to pro forma net income of $6.7 million, or
$0.26 per diluted share, for the same period last year.

As of March 31, 2005, the Company had cash and cash equivalents of $118.3 million compared to $117.4 million as of December 31, 2004.

Commenting on the results, Isaac Angel, President and CEO of Lipman said,
"During the quarter we exhibited strength across a number of our primary markets
-- especially in India and Turkey, where we exceeded our expectations. Countries in Asia Pacific, particularly China and India, represent significant growth opportunities for Lipman in terms of population density and because they are in the early stages of credit and debit card use and penetration. As part of our plan to further establish our Asia Pacific presence, during the second quarter of 2005 we intend to open our new subsidiary, Lipman India, to service and support our customers in this important region."

"Additionally, our performance in the United States showed an improvement, as changes implemented by the new Lipman USA management team began to take hold. We started to realize the benefit of certain certifications we received in 2004, resulting in increased sales. We expect to see continued growth in the U.S.
throughout 2005 as the expanded focus and new initiatives of Lipman USA continue to gain traction."

Mr. Angel continued, "In Europe, the quarter was highlighted by initial orders from customers in the Italian market and continued progress toward the integration of Dione. In Italy, we began shipping our NURIT 8320 terminals to
EasyNolo, a member of Gruppo Banca Sella. We expect to see continued growth from the Italian market going forward, as we work to sign new customers and increase penetration of our existing customer base. Our business in the U.K. remained strong, driven by the continued success of the Dione products. During the first quarter, we began a pilot program to manufacture Dione's products at our facilities in Israel and our sales team received training, enabling them to sell
Dione products through the Lipman channels. We believe these steps will further strengthen our position in the point-of-sale market by leveraging both Lipman's and Dione's products and sales capabilities over an expanded customer base, while taking advantage of our manufacturing expertise to produce products more efficiently."

Mr. Angel concluded, "We continue working to position Lipman for long-term growth and to further establish the Company as a leader in the point-of-sale market. We believe we are well prepared to expand within the markets we currently serve and to seek strategic acquisition opportunities that will not only enhance Lipman's overall position in our existing markets, but will also provide the Company with a means to enhance our recurring revenue opportunities."

ABOUT LIPMAN

Lipman is a leading worldwide provider of electronic payment systems. Lipman develops, manufactures and markets a variety of handheld, wireless and landline
POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, as well as integrated PIN and smart card ("Chip & PIN") solutions.
In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers, as well as managed professional services such as on-site and call-center support with remote terminal management.

Lipman's corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, United Kingdom, Turkey, China, Spain, Finland,
Russia, Italy, Canada and Latin America. For more information visit
www.lipman.biz

Statements concerning Lipman's business outlook or future economic performance;
product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; possible business disruption from acquisitions; and other factors detailed in Lipman's filings with the U.S. Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.

                               (Tables to follow)

LIPMAN ELECTRONIC ENGINEERING LTD.

CONSOLIDATED BALANCE SHEETS

U.S. DOLLARS IN THOUSANDS                         MARCH 31,         DECEMBER 31,
                                                    2005               2004

ASSETS                                            (Unaudited)       (Unaudited)

CURRENT ASSETS:
Cash and cash equivalents                           118,287           117,396
Marketable securities                                 1,400             1,176
Trade receivables, net                               45,330            42,349
Other receivables and prepaid expenses                9,056             7,835
Inventories                                          31,962            31,941
                                                     ------            ------

Total current assets                                206,035           200,697

Property, plant and equipment, net                   12,534            11,971
Severance pay fund                                    2,820             2,674
Long term receivable and other                        2,081             2,054
Intangible assets, net                               29,227            30,646
Goodwill                                             54,156            56,081

TOTAL ASSETS                                        306,853           304,123

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables                                       22,418            20,028
Other payables and accrued expenses                  20,089            25,435
                                                     ------            ------

Total current liabilities                            42,507            45,463

Other long term liabilities                          15,150            15,257
Accrued severance pay                                 3,893             3,810

Total shareholders' equity                          245,303           239,593

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          306,853           304,123

LIPMAN ELECTRONIC ENGINEERING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                      THREE MONTHS
                                                     ENDED MARCH 31,

                                                    2005              2004
                                                 (Unaudited)       (Unaudited)
Revenues                                           54,208             32,103
Cost of revenues                                   31,312             16,365
                                                   ------             ------

Gross profit                                       22,896             15,738

Operating expenses:
Research and development                            3,425              1,488
Selling and marketing                               7,268              4,124
General and administrative                          2,265              2,514
Special legal expenses                                421                  -
Stock-based compensation                            1,337              1,840
Amortization of intangible assets                     873                 52
                                                      ---                 --

Total operating expenses                           15,589             10,018

Operating income                                    7,307              5,720
Financial income, net                                 250                266
Other expenses, net                                   (31)                 -
                                                     ----                  -

Income before taxes on income                       7,526              5,986
Taxes on income                                     2,252              1,146
                                                    -----              -----

Net income                                          5,274              4,840
                                                    =====              -----

Diluted earnings per share(*)                        0.19               0.19

Number of shares for diluted earnings per
share(*)                                       27,459,411         25,305,702

(*) All share and per share data have been retroactively adjusted for a two-for-one stock split effected on June 22, 2004.

LIPMAN ELECTRONIC ENGINEERING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. DOLLARS IN THOUSANDS

                                                             THREE MONTHS ENDED
                                                                  MARCH 31,
                                                             2005         2004
                                                          (Unaudited)  (Unaudited)

CASH FLOW FROM OPERATING ACTIVITIES:
Net income for the period                                        5,274        4,840
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization                                    1,343          319
Stock-based compensation related to options issued to            1,337        1,840
employees and others
Decrease  (increase) in trade receivables and other             (5,130)         940
receivables
Increase in inventories                                           (245)      (2,385)
Decrease in trade payables & other liabilities                  (1,260)      (3,522)
Increase in deferred Income                                         66            -
Tax benefit related to exercise of options                         296          216
Deferred income taxes, net                                         344         (583)
Other                                                              (80)         161
                                                                   ----         ---

Net cash provided by operating activities                        1,945        1,826

CASH FLOW FROM INVESTING ACTIVITIES:

Purchase of property, plant and equipment                       (1,128)        (563)
Other                                                               34           23
                                                                    --           --
Net cash used in investing activities                           (1,094)        (540)

CASH FLOW FROM FINANCING ACTIVITIES:
Exercise of options granted to employees                           210          921
Issuance of shares, net                                              -       91,427
Principal payments of long-term bank                                 -          (35)
Loan received from minority shareholders in a subsidiary           156            -
                                                                   ---            -

Net cash provided financing activities                             366       92,313

Effect of exchange rate differences on cash and cash
equivalents                                                       (326)           -
                                                                  ----            -
 INCREASE IN CASH AND CASH EQUIVALENTS                             891       93,599

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD       117,396       57,465

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD             118,287      151,064
                                                               -------      -------